April 26, 2007

VIA FACSIMILE AND EDGAR

Fax No. (202) 772-9210

Ms. Barbara Jacobs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Epiq Systems, Inc.

                Registration Statement on Form S-3,

                Registration No. 333-133296

Dear Ms. Jacobs:

On behalf of Epiq Systems, Inc., I enclose the company’s request for acceleration of effectiveness of the above-referenced Registration Statement.

Please be advised that the company has informed the selling shareholder of (1) its prospectus delivery requirements under Section 5(b) of the Securities Act of 1933, (2) the applicability of Regulation M to any distributions by the selling shareholder, and (3) the applicability of the anti-fraud rules of the federal and state securities laws, including particularly SEC Rule 10b-5, to any offers or sales of securities under the Registration Statement.

The company requests acceleration to 4:00 p.m., Washington, D.C. time, on Thursday, April 26, 2007.  If there is any change in this schedule, we will notify you accordingly prior to the effective time.

Very truly yours,

/s/ Richard M. Wright, Jr.

Richard M. Wright, Jr.

RMW:lcr

Enclosure

cc:           Ms. Elizabeth M. Braham

                Executive Vice President and CFO

Epiq Systems, Inc.

501 Kansas Avenue

Kansas City, Kansas  66105-1309

(913) 621-9500

April 26, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Epiq Systems, Inc.

                Registration Statement on Form S-3,

                Registration No. 333-133296

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Epiq Systems, Inc. respectfully requests that the effective date of its Registration Statement on Form S-3 relating to its common stock be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m., Washington D.C. time, on Thursday, April 26, 2007, or as soon thereafter as practicable, or to such later date and time as the company may request prior to such effective time.

Please also be advised that the company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EPIQ SYSTEMS, INC.

By:	/s/ Elizabeth M. Braham
Elizabeth M. Braham
Executive Vice President and CFO